Exhibit 10.20

Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) of Regulation S-K. Redacted information is indicated by: ***.

CHARLOTTE'S WEB HOLDINGS, INC.

Russell Hammer

***

Via email: ***

August 15, 2019

Dear Russ:

I am pleased to extend an offer of employment to you for the position of Senior Vice President, Chief Financial Officer of Charlotte's Web Holdings, Inc. (the "Company"). This offer of employment is conditioned on your satisfactory completion of certain requirements, as more fully explained in this letter. Your employment is subject to the terms and conditions set forth below.

1.       DUTIES

In your capacity as Chief Financial Officer, you will report to the Chief Executive Officer in development of the company's Financial strategies with a goal to enable solid scopes of control and impact into Financial, Strategic, Corporate Development, and Operational aspects of the business, including but not limited to Tax Treasury Acct, FPA, IR, HR, IT, Security.

Together with the CEO, you will lead and direct the global strategic planning process, and develop and maintain 1, 3 and 5 year strategic plans for the Company. In addition, you will be responsible to lead the operational focus of the business through the senior executive leadership team. You will perform duties and responsibilities that are commensurate with your position, some of which include:

1.	Assess and evaluate the financial performance of the organization to deliver long-term operational goals, budgets and forecasts built on solid delivery of quarterly results.
2.	Provide insight and lead recommendations for both short-term and long-term growth plans of the organization.
3.	Identify, acquire, implement and maintain systems and software to provide critical financial and operational information.
4.	Evaluate Functions and lead recommendations to automate processes and increase efficiency.
5.	Communicate, engage and interact with Board of Directors.
6.	Create and establish quarterly and annual financial objectives that align with the Company's plans for growth and expansion.
7.	Manage cash to build infrastructure to ensure expansion and accelerated growth in new and emerging categories.
8.	Build data transparency to simplify the operational process and decision making.
9.	Lead M&A strategy, target assessment and plan to secure capital funding.
10.	Build Finance team and the financial backbone of the organization to enable growth, without over-building SG&A ahead of revenue.
11.	Establish IT Governance committee to centralize communications, linkage and progress with CEO.

2.       LOCATION

Your principal place of employment shall be at the Company's headquarters located in Boulder, Colorado, subject to business travel as needed to properly fulfill your employment duties and responsibilities. The Company acknowledges that you will initially commute to and from Boulder for some reasonable period until establishing a permanent residence in the Boulder area within a target period of 6 months from your start date of employment.

3.       START DATE

Subject to satisfaction of all of the conditions described in this letter, your anticipated start date is August 15, 2019 ("Start Date").

4.       COMPENSATION

(a.)	Base Salary. You will be paid an initial base salary of $535,000 per year, subject to review by the Compensation Committee from time to time, payable in accordance with the standard payroll practices of the Company and subject to all withholdings and deductions as required by law.

(b.)	Annual Bonus. You will be eligible to participate in the Company's annual short-term incentive bonus plan on the same terms and conditions as other similarly situated executives. For 2019, your target bonus opportunity will be 75% of your base salary. For 2019 only, your bonus will be prorated in accordance with the number of days of your employment, and will be based 100% on your individual MBOs, not company metrics. Together with the CEO, you will agree upon your target MBOs within 30 days following your start date of employment.

Annual bonus payments in 2020 and beyond will be based on the Company results and individual performance against applicable performance metrics, to be jointly developed between you and the Company. Any annual bonus with respect to a particular calendar year will generally be paid within two and a half months following the end of the year.

5.       INITIAL EQUITY GRANT

Effective as of your first day of employment, the Company will award you an equity grant valued at $1,000,000 which will consist of 50% stock options (based on a normal and customary Black-Scholes valuation) and 50% restricted stock award, and will vest on the following schedule:

RSU vesting over 2-year schedule:

50% of the total RSUs will vest on the one-year anniversary of this Agreement. The remaining 50% of the RSUs will vest 1/12th of the total number of remaining shares on the corresponding day of each month thereafter, until all of the shares have been vested on the 2' anniversary of this Agreement.

Option vesting over 4-year schedule:

50% of the Options will be vested on the third-year anniversary of this Agreement and an additional 1/12th number of shares will be vested on the corresponding day of each month thereafter, until all of the Shares have been vested on the 4th anniversary of this Agreement.

6.       LONG TERM INCENTIVE PROGRAM

You will be eligible to participate in the Company's Long Term Incentive Program (LTIP) on similar terms and conditions as other similarly situated executives. Commencing in 2020, your target equity incentive opportunity will be 75% of your base salary, with the expectation that this equity award will consist of 75% stock options and 25% restricted stock awards, each of which will vest on a four-year vesting schedule, with 25% of each award vesting on each anniversary date. The equity will be held electronically at a transfer agent. When vested, you may request to move the equity to a personal brokerage account via the DWAC system.

7.       BENEFITS AND PERQUISITES

You will be eligible to participate in the employee benefit plans and programs generally available to the Company's executives, subject to the terms and conditions of such plans and programs, which are anticipated to include (i) full health and dental for family; (ii) disability and life insurance; (iii) 401(k) (with Company match at 100% of first 3% and 50% of next 2%); (iv) access to free company products in accordance with Company plans and programs; and (v) reimbursement for reasonable costs incurred in relocation of family and personal effects.

These costs are expected to include reimbursement for moving and relocation expenses up to an aggregate amount of $30,000. In addition, the Company will reimburse you for up to six (6) months of temporary housing in the Boulder area. All reimbursed relocation expenses will be analyzed to determine what may be taxable income to you. Any taxes due on these amounts will be paid directly to the government and this tax payment will be grossed-up to you as a tax reimbursement. It is agreed that the CEO and CFO will maintain an open dialog to ensure flexibility as necessary to accommodate specific needs.

You will be entitled to the company executive level flexible PTO plan. You will also be entitled to the fringe benefits and perquisites that are made available to other similarly situated executives of the Company, each in accordance with and subject to the eligibility and other provisions of such plans and programs. The Company reserves the right to amend, modify or terminate any of its benefit plans or programs at any time and for any reason.

8.       WITHHOLDING

All forms of compensation paid to you as an employee of the Company shall be less all applicable withholdings.

9.       AT-WILL EMPLOYMENT

Your employment with the Company will be for no specific period of time. Rather, your employment will be at-will, meaning that either you or the Company may terminate the employment relationship at any time, with or without Cause, as defined by subsequent sections 10-16 below. Although your compensation and benefits may change from time to time, the at-will nature of your employment may only be changed by an express written agreement signed by an authorized officer of the Company.

10.   TERMINATION OF EMPLOYMENT

Executive's employment with the Company terminates upon any of the following:

(A.)	Executive's receipt of the Company's written notice of termination of Executive's employment, effective as of the date stated in such notice;
(B.)	Company's receipt of Executive's written resignation from the Company, effective not earlier than 30 days after delivery of such written notice of resignation, provided that the Board may waive such notice or relieve Executive of Executive's duties during such notice period;
(C.)	Executive's Disability; or
(D.)	Executive's death.

The Date upon which Executive's termination of employment with the Company is effective is the "Termination Date." Termination Date shall mean the date on which a "separation from service" from the Company has occurred for purposes of Section 409A of the Internal Revenue Code of 1986.

11.   PAYMENT UPON INVOLUNTARY TERMINATION WITHOUT CAUSE

If Executive's employment with the Company is terminated involuntarily at the initiative of the Company without Cause (as defined in Section 14. below), then, in addition to such Base Salary and any other compensation that has been earned - but not paid to Executive as of the Executive's Termination Date ¬the Company shall provide Executive the following severance pay and benefits:

(A.)	Pay to Executive a lump sum amount equal to one (1) year of Executive's Base Salary, plus one (1) year of bonus payout at 100% in effect as of the Termination Date;
(B.)	Immediate vesting of any unvested stock options and/or unvested restricted stock from the initial grant of $1,000,000 then held by Executive which would have vested had Executive remained employed through the end of all vesting periods corresponding to the initial grant.
(C.)	LTIP awards made after the initial equity grant, and which are unvested, will be forfeit.

If Executive's employment with the Company is terminated involuntarily at the initiative of the Company without Cause (as defined in Section 14. below) due to a Change of Control, then, in addition to such Base Salary and any other compensation that has been earned - but not paid to Executive as of the Executive's Termination Date - the Company shall provide Executive the following severance pay and benefits:

(A.)	Pay to Executive a lump sum amount equal to two (2) years of Executive's Base Salary, plus two (2) Years of bonus payout at 100% in effect as of the Executive's Termination Date;
(B.)	Immediate vesting of any unvested stock options or unvested restricted stock from the initial grant of $1,000,000 then held by Executive which would have vested had Executive remained employed through the end of all vesting periods corresponding to the initial grant.
(C.)	LTIP awards made after the initial equity grant, and which are unvested, will be forfeit.

Any such amounts that become due and owing shall be paid to Executive in full, as soon as administratively practical, on or before the [45th] day following Executive's Termination Date, and provided Executive is in satisfactory compliance with all conditions of the Agreement, but in no case later than 2 1/2 months after Executive's Termination Date of employment.

12.   PAYMENT UPON RESIGNATION FOR GOOD REASON

Upon resignation by Executive for Good Reason (as defined in Section 14. below), then, in addition to such Base Salary and any other compensation that has been earned, but not paid to Executive as of the Executive's Termination Date of employment, Executive shall be entitled to severance pay and benefits for a termination by the Company without Cause as detailed in this Agreement.

Notwithstanding anything above to the contrary, the Company will not be obligated to make any payments to Executive unless the following conditions are met:

(A.)	Company and Executive agree that, within thirty (30) business days following Executive's Termination Date, they will enter into a mutually agreeable form of release, in which Executive releases any claims he may have against the Company relating to his employment with the Company, provided Executive shall not be required to release any claims he may have against the Company relating to his rights to indemnification, insurance coverage (including without limitation directors' and officers' liability insurance coverage), and the ability to enforce the terms of this Agreement;
(B.)	All applicable rescission periods provided by law for releases of claims shall have expired, and Executive shall have signed and not rescinded the release of claims.
(C.)	Executive is in compliance with the terms of this Agreement as of the dates of such payments.

13.   OTHER TERMINATION

Executive's Base Salary shall be determined prior to any reduction that would entitle the Executive to terminate his employment with the Company for Good Reason.

In the event the Company terminates your employment for any reason other than for Cause, you will be entitled to retain your benefits as defined above by the Company, as long as you remain in compliance during the commensurate period with the terms of the Employee Confidentiality, Non-Disclosure, Non-Compete and Conflict of Interest Agreement referred to below.

If Executive's employment with the Company is terminated:

(A.)	By reason of Executive's abandonment of Executive's employment or resignation for any reason other than Good Reason;
(B.)	By reason of termination of Executive's employment by the Company for Cause; or
(C.)	Upon Executive's death or Disability,

then Company will pay to Executive, or Executive's beneficiary, or Assign Rights to the Executive's surviving estate, such Base Salary and any other compensation that has been earned but not paid to Executive as of the Executive's Termination Date of employment (including but not limited to all compensation for prior performance years that has not yet been paid, such as Executive's annual incentive compensation, notwithstanding any contrary language in any plans or policies), payable pursuant to the Company's normal payroll practices and procedures and as provided under any applicable plans or programs.

14.   DEFINITIONS

Cause. "Cause" hereunder means:

(A.)	Executive's conviction, or guilty or no contest plea, to any felony;
(B.)	any act of fraud by Executive related to, or connected with, Executive's employment by the Company;
(C.)	Executive's material breach of his fiduciary duty to the Company;
(D.)	Executive's gross negligence or gross misconduct in the performance of duties reasonably assigned to Executive which causes material harm to the Company;
(E.)	any willful and material violation by Executive of the Company's codes of conduct or other rules or policies of the Company;
(F.)	any entry of any court order or other ruling that prevents Executive from performing his material duties and responsibilities hereunder; or
(G.)	any willful and material breach of this Agreement by Executive.

Disability. "Disability" hereunder means either:

(A.)	any severe medically determinable physical impairment that renders Executive unable to function, such as Executive being in a coma, from which a physician with relevant and appropriate expertise has given his medical opinion that Executive will not recover within six months; or
(B.)	Executive's inability because of mental or physical illness or incapacity, whether total or partial, to perform his duties under this Agreement for a continuous period of 120 days, or for shorter periods aggregating 120-days out of any 180-day period.

Good Reason. "Good Reason" hereunder means any of the following conditions arising during Executive's term of employment without the consent of Executive:

(A.)	Material diminution in Executive's responsibilities, authority, position, or duties;
(B.)	Reduction in Executive's Base Salary
(C.)	Reduction in Executive's incentive or equity compensation opportunity such that it is materially less favorable than those provided generally to other senior executive officers;
(D.)	Company's material failure to honor its incentive compensation plans, as then in effect;
(E.)	Assignment of duties or responsibilities materially inconsistent with those described in Job Description;
(F.)	Any change in Executive's reporting responsibility being solely to the Chief Executive Officer;
(G.)	Relocation of Executive's office or the Company 50 miles or more from Boulder, Colorado
(H.)	Any other action or inaction that constitutes a material breach by Company of this Agreement.

Provided, however, that "Good Reason" will not exist unless Executive has first provided written notice to Company of the occurrence of one or more of the conditions under clauses above within 180 days of the condition's occurrence and such condition(s) is (are) not fully remedied by the Company within 30 days after the Company's receipt of written notice from Executive.

15.   POST-TERMINATION OBLIGATIONS

Immediately upon termination of Executive's employment with the Company for any reason:

(A.)	Executive will resign all positions then held as a Director or Officer of the Company, and of any subsidiary, parent or affiliated entity of the Company.
(B.)	Executive shall promptly deliver to the Company any and all Company records and any and all Company property in Executive's possession or under Executive's control
(C.)	Executive will cooperate with Company in connection with the transition of Executive's duties and responsibilities for the Company; consult with the Company regarding business matters that Executive was directly and substantially involved with while employed by the Company
(D.)	Executive will not malign, defame or disparage the Company, or the reputation or character of the Company's directors, officers, employees or agents. Company agrees not to intentionally make, or intentionally cause any other person to make any public statement that is intended to criticize or disparage Executive.

16.   MISCELLANEOUS

Additional principles will be applied in the event of termination – either with or without Cause.

(A.)	Section 409A. Agreement is intended to satisfy, or be exempt from, the requirements of Section 409A(a)(2), (3) and (4) of the Code. Company makes no warranty to Executive with respect to tax treatment of any compensation to be paid to him in connection with his employment. Executive is solely responsible for payment of all taxes due with respect to wages, benefits, and other compensation provided.

(B.)	Governing Law. State of Colorado
(C.)	Jurisdiction and Venue. Denver County, State of Colorado.
(D.)	Waiver of Jury Trial; Arbitration. To extent permitted by law, Executive and the Company waive all rights to a jury trial with respect to any dispute relating to this Agreement. Binding arbitration in Denver, Colorado. All fees and expenses of arbitrator shall be shared equally.
(E.)	Arbitrator shall have jurisdiction and authority to interpret and apply the provisions of this Agreement and relevant federal, state and local laws, rules and regulations, but shall not have jurisdiction or authority to alter in any way the provisions of this Agreement. Arbitrator shall have authority to award attorneys' fees and costs to prevailing party but shall not have the authority to award the fees and expenses of the arbitrator to the prevailing party. In the event of arbitration, Executive shall be entitled to obtain documents from the Company and its officers and directors reasonably in advance of the arbitration hearing so as to be able to prepare his case. Parties hereby agree this arbitration provision shall be in lieu of any requirement that either party exhausts such party's administrative remedies under federal, state or local law.

17.   GOVERNING LAW

This offer letter shall be governed by the laws of the State of Colorado, without regard to conflict of law principles.

18.   CONTINGENT OFFER

This offer is contingent upon:

a.	Verification of your right to work in the United States, as demonstrated by your completion of an 1-9 form upon hire and your submission of acceptable documentation (as noted on the 1-9 form) verifying your identity and work authorization within three days of your Start Date.
b.	Satisfactory completion of reference checks.
c.	Satisfactory completion of a background investigation.
d.	Your execution of the Company's industry-standard Employee Confidentiality, Non-Disclosure, Non-Compete and Conflict of Interest Agreement, a copy of which is attached.
e.	Approval by the Company's Board of Directors.

This offer will be withdrawn if any of the above conditions are not satisfied.

19.   REPRESENTATIONS

By accepting this offer, you represent that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as non-competition, non-solicitation or other work-related restrictions imposed by a current or former employer.

You also represent that you will inform the Company about any such restrictions and provide the Company with as much information about them as possible, including any agreements between you and your current or former employer describing such restrictions on your activities.

You further confirm that you will not remove or take any documents or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company.

If you have any questions about the ownership of particular documents or other information, you should discuss such questions with your former employer before removing or copying the documents or information.

If you wish to accept this position, please sign below and return this letter to me. This offer is open until the close of business on July 30, 2019, at which time it will be deemed to be withdrawn.

Russ, we are extremely excited to have you join Charlotte's Web and look forward to work with you as we build Charlotte's Web into one of the world's premiere companies.

On behalf of Charlotte’s Web Holdings, Inc.

Signed:	/s/ Adrienne Elsner

Acceptance of Offer

I have read and understood and I accept all the terms of the offer of employment as set forth in the foregoing letter. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in the foregoing letter, and this letter supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter of this letter.

By: Russell Hammer

Signed:	/s/ Russle Hammer
Date:	8/15/2019